Exhibit 99.1

Azure Power Announces Results for Fiscal Second Quarter 2019

Mauritius, November 13, 2018: Azure Power Global Limited (NYSE: AZRE), a leading independent solar power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the fiscal second quarter ended September 30, 2018.

Fiscal Second Quarter 2019 Period Ended September 30, 2018 Operating Highlights:

•	Operating Megawatts (MW) were 1,018 MW as of September 30, 2018, an increase of 27% over September 30, 2017.

•	Operating & Committed Megawatts were 3,059 MW as of September 30, 2018, an increase of 122% over September 30, 2017.

•	Revenue for the quarter was INR 2,225.7 million (US$ 30.7 million), an increase of 22% over the quarter ended September 30, 2017.

•	Adjusted EBITDA for the quarter was INR 1,807.7 million (US$ 24.9 million), an increase of 21% over the quarter ended September 30, 2017.

Key Operating Metrics

Electricity generation during the six months ended September 30, 2018 increased by 192 million kWh, or 33%, to 773 million kWh compared to the same period in 2017. The increase in electricity generation was principally a result of additional capacity operating during the period.

Total revenue during the six months ended September 30, 2018 was INR 4,648.2 million (US$ 64.1 million), up 26% from INR 3,701.7 million during the same period in 2017. The increase in revenue was primarily driven by the commissioning of new projects.

Project cost per megawatt operating (megawatt capacity in DC) consists of costs incurred for one megawatt of new solar power plant during the reporting period. The project cost per megawatt operating for the six months ended September 30, 2018 decreased by INR 1.4 million (US$0.02 million) to INR 44.3 million (US$0.61 million) primarily due to lower costs on account of decline in solar module prices. The project cost per megawatt operating (AC) was INR 50.78 million (US$ 0.70 million).

As of September 30, 2018, our operating and committed megawatts increased by 1,678 MW compared to September 30, 2017 to 3,059 MW as a result of winning new projects.

Nominal Contracted Payments

The Company’s PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, the Company includes those PPAs for projects that are operating or committed.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of September 30,
	2017	2018
	INR	INR	US$
Nominal contracted payments (in thousands)	296,524,749	544,314,570	7,503,647
Total estimated energy output (kilowatt hours in millions)	60,349	153,880

Nominal contracted payments increased from September 30, 2017 to September 30, 2018 as a result of the Company entering into additional PPAs.

Portfolio Revenue Run-Rate

Portfolio revenue run-rate equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting dates. In estimating the portfolio revenue run-rate, the Company multiplies the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of the Company’s solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to the Company’s PPAs, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of September 30,
	2017	2018
	INR	INR	US$
Portfolio revenue run-rate (in thousands)	12,827,890	23,896,380	329,423
Estimated annual energy output (kilowatt hours in millions)	2,541	6,676

Portfolio revenue run-rate increased by INR 11,068.5 million (US$152.6 million) to INR 23,896.4 million (US$329.4 million) as of September 30, 2018, as compared to September 30, 2017, due to an increase in operational and committed capacity.

Fiscal Second Quarter 2019 Period ended September 30, 2018 Consolidated Financial Results:

Operating Revenues

Operating revenues during the three months ended September 30, 2018 increased by INR 401.9 million, or 22%, to INR 2,225.7 million (US$ 30.7 million) compared to the same period in 2017. The increase in revenue for the three months ended September 30, 2018 is on account of projects commissioned by the Company since last year.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations during the three months ended September 30, 2018 increased by INR 31.4 million, or 22%, to INR 176.1 million (US$ 2.4 million) compared to the same period in 2017. The increase was primarily due to increase in plant maintenance cost related to newly operational projects. The operating cost per megawatt during the three months period ended September 30, 2018 was INR 0.17 million, a decrease of INR 0.01 million per megawatt as compared to the same period in 2017.

General and Administrative Expenses

General and administrative expenses during the three months ended September 30, 2018 increased by INR 62.3 million, or 35%, to INR 241.9 million (US$ 3.3 million) compared to the same period in 2017. General and administrative expenses during the three month’s period ended September 30, 2017, included a INR 43.2 million (US$0.6 million) one-time credit from vendors; excluding the one-time credit, the increase in general and administrative expense in fiscal second quarter 2018 would have been 8.6%.

Depreciation and Amortization

Depreciation and amortization expenses during the three months ended September 30, 2018 increased by INR 134.5 million, or 29%, to INR 597.5 million (US$ 8.2 million) compared to the same period in 2017. The principal reason for the increase in depreciation during the three months ended September 30, 2018 was the commissioning of several projects including the Uttar Pradesh 2 solar power project, which was fully operational during the second quarter of fiscal year 2018, as well as the commissioning of the Telangana 1 project, which commenced operations in the fourth quarter of fiscal year 2018, and the Uttar Pradesh 3 and Andhra Pradesh 3 projects which commenced operations in the first quarter of fiscal year 2019.

Interest Expense, Net

Net interest expense during the three months ended September 30, 2018 decreased by INR 1,107.9 million, or 47%, to INR 1,257.0 million (US$ 17.3 million) compared to the same period in 2017. During the prior comparable period, the Company had one-time non-cash write offs of unamortized deferred financing costs of INR 615.5 million related to the issuance of the solar Green Bond and one-time prepayment fees of INR 658.4 million for debt refinancing related to the use of proceeds from the solar Green Bond. Excluding the one-time impact of the solar Green Bond, the net interest expense would have increased by approximately 16%.

Loss on Foreign Currency Exchange

Foreign exchange loss during the three months ended September 30, 2018 increased by INR 193.8 million compared to the same period in 2017 to INR 236.8 million (US$ 3.3 million). For the six months ended September, 30 2018, the foreign exchange loss comprised primarily of unrealized non-cash losses on foreign currency loans of INR 431.5 million (US$ 6.0 million). During the current period, the company has not realized any material cash foreign exchange loss due to hedging.

The Indian rupee depreciated against the U.S. dollar by INR 4.0 to US$ 1.00 (5.8%) during the period from June 30, 2018 to September 30, 2018, as compared to a depreciation of INR 0.6 to US$1.0 (1.0%), during the same period in 2017. This depreciation during the period from June 30, 2018 to September 30, 2018 resulted in a foreign exchange loss of INR 236.8 million (US$ 3.3 million), compared to a loss of INR 43.0 million during the same period in 2017.

Income Tax Expense / (Benefit)

Income tax expense increased by INR 144.9 million to INR 13.9 million (US$ 0.2 million) during the three months ended September 30, 2018 reflecting lower losses during the quarter.

Net Loss

The net loss for the quarter ended September 30, 2018 was INR 297.6 million (US$ 4.1 million) as compared to a net loss of INR 1,240.5 million for the quarter ended September 30, 2017, an improvement of INR 943.0 million (US$ 13.0 million) as compared to the same period in 2017. This was primarily due to increase in revenue from newly commissioned projects.

Cash Flow and Working Capital

Cash generated from operating activities for the six months ended September 30, 2018 was INR 1,014.4 million (US$ 14.0 million), INR 786.6 million (US$ 10.8 million) higher than the prior comparable period, primarily due to higher revenues from new projects commissioned since last year.

Cash used in investing activities for the six months ended September 30, 2018 was INR 7,549.2 million (US$ 104.1 million) compared to INR 7,292.9 million for the prior comparable period. The cash used in investing activities was higher due to increase in the procurement of Property, Plant and Equipment used in the construction of solar power plants during the period.

Cash generated from financing activities was INR 8,457.3 (US$ 116.6 million) for the six months ended September 30, 2018, compared to INR 15,351.0 million for the prior comparable period, as the Company issued a US$ 500 million solar Green Bond during the quarter ended September 30, 2017.

Liquidity Position

As of September 30, 2018, the Company had INR 10,754.8 million (US$ 148.3 million) of cash, cash equivalents and current investments. The Company had undrawn project debt commitments of INR 18,675.1 million (US$ 257.4 million) as of September 30, 2018 and a working capital facility of INR 3,020.0 million (US$ 41.7 million). Further, the Company issued 14,800,000 shares during October 2018 raising $ 185.0 million through a public follow-on offering.

Adjusted EBITDA

Adjusted EBITDA was INR 1,807.7 million (US$ 24.9 million) for the fiscal second quarter period ended 2019, compared to INR 1,499.5 million in the second quarter ended September 30, 2017. The increase was primarily due to the increase in revenue and economies of scale on operating costs achieved during the period.

Earnings per share

The loss per share for the three months ended 30 September, 2018, was US$ 0.16, as compared to US$0.64 for the prior comparable period. Excluding the impact of the loss on foreign currency (non-cash), the loss per share for the three months ended 30 September 2018, would have been US$ 0.03.

Guidance for Fiscal Year 2019

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially. The Company continues to expect to have 1,300 – 1,400 MWs operational by March 31, 2019 and revenue between US$ 143 – 151 million for fiscal year ending March 31, 2019.

Webcast and Conference Call Information

The Company will hold its quarterly conference call to discuss earnings results on Wednesday, November 14, 2018 at 8:30 a.m. US Eastern Time. The conference call can be accessed live by dialing 1-888-317-6003 (in the U.S.) and 1-412-317-6061 (outside the U.S.) and entering the passcode 6001764. Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, a replay will be available approximately two hours after the conclusion of the call. The replay will remain available until Wednesday, November 21, 2018 and can be accessed by dialing 1-877-344-7529 (in the U.S.) and 1-412-317-0088 (outside the U.S.) and entering the replay passcode 10125823. An archived podcast will be available at http://investors.azurepower.com/events-and-presentations following the call.

Exchange Rate

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 72.54 to US$ 1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 28, 2018. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent solar power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its inhouse engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where the Company has been cleared as one of the winning bidders or won a reverse auction but has yet to receive a letter of allotment. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We present Adjusted EBITDA as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization and (d) loss (income) on foreign currency exchange. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” at the end of this release.

Investor Relation Contacts:

For investor enquiries, please contact Nathan Judge, CFA at ir@azurepower.com. For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of September 30,
	2018 (INR)	2018 (INR)	2018 (US$)
	(Unaudited) (in thousands)
Assets
Current assets:
Cash and cash equivalents	8,346,526	7,552,537	104,115
Investments in available for sale securities	1,383,573	3,202,288	44,145
Restricted cash	2,406,569	4,110,496	56,665
Accounts receivable, net	2,223,455	2,229,906	30,740
Prepaid expenses and other current assets	1,114,482	1,448,509	19,968

Total current assets	15,474,605	18,543,736	255,633
Restricted cash	329,926	1,370,835	18,898
Property, plant and equipment, net	56,580,700	65,702,333	905,739
Software, net	39,802	43,675	602
Deferred income taxes	1,052,393	1,087,208	14,988
Investments in held-to-maturity securities	7,041	7,844	108
Other assets	499,653	4,449,912	61,344

Total assets	73,984,120	91,205,543	1,257,312

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	835,000	3,816,328	52,610
Accounts payable	1,521,854	5,981,960	82,464
Current portion of long-term debt	873,883	1,173,932	16,183
Income taxes payable	5,878	7,365	102
Interest payable	1,220,463	932,520	12,855
Deferred revenue	79,192	81,857	1,128
Other liabilities	611,598	807,076	11,126

Total current liabilities	5,147,868	12,801,038	176,468
Long-term debt	52,234,940	63,046,596	869,129
Deferred revenue	1,563,732	1,425,879	19,656
Deferred income taxes	892,138	1,381,976	19,051
Asset retirement obligations	356,649	404,861	5,581
Other liabilities	513,344	222,314	3,065

Total liabilities	60,708,671	79,282,664	1,092,950

Shareholders’ equity
Equity shares (US$ 0.000625 par value; 25,996,932 and 26,023,790 shares issued and outstanding as of March 31, 2018 and September 30, 2018)	1,076	1,077	15
Additional paid-in capital	19,004,604	19,046,042	262,559
Accumulated deficit	(6,593,471)	(6,662,634)	(91,848)
Accumulated other comprehensive income (loss)	(294,672)	(1,640,830)	(22,620)

Total APGL shareholders’ equity	12,117,537	10,743,655	148,106
Non-controlling interest	1,157,912	1,179,224	16,256

Total shareholders’ equity	13,275,449	11,922,879	164,362

Total liabilities and shareholders’ equity	73,984,120	91,205,543	1,257,312

AZURE POWER GLOBAL LIMITED

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS

	Three months ended September 30,			Six months ended September 30,
	2017	2018	2018	2017	2018	2018
	INR	INR	US$	INR	INR	US$
	(in thousands, except per share data)
Operating revenues:
Sale of power	1,823,797	2,225,693	30,682	3,701,729	4,648,232	64,078
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	144,689	176,060	2,427	318,213	394,290	5,435
General and administrative	179,609	241,884	3,334	414,682	490,534	6,762
Depreciation and amortization	462,999	597,526	8,237	882,737	1,151,135	15,869

Total operating cost and expenses	787,297	1,015,470	13,998	1,615,632	2,035,959	28,066

Operating income	1,036,500	1,210,223	16,684	2,086,097	2,612,273	36,012

Other expense:
Interest expense, net	2,364,946	1,257,058	17,329	3,204,585	2,330,498	32,127
Loss on foreign currency exchange, net	43,017	236,840	3,266	38,259	441,066	6,080

Total other expenses	2,407,963	1,493,898	20,595	3,242,844	2,771,564	38,207

Loss before income tax	(1,371,463)	(283,675)	(3,911)	(1,156,747)	(159,291)	(2,195)

Income tax benefit/(expense)	130,934	(13,930)	(192)	123,075	(108,511)	(1,496)

Net loss	(1,240,529)	(297,605)	(4,103)	(1,033,672)	(267,802)	(3,691)

Net income / (loss) attributable to non-controlling interest	(170,901)	(2,005)	(28)	(134,155)	19,775	273

Net loss attributable to APGL	(1,069,628)	(295,600)	(4,075)	(899,517)	(287,577)	(3,964)

Accretion to redeemable non-controlling interest	(11,109)	—	—	(22,097)	—	—

Net loss attributable to APGL equity shareholders	(1,080,737)	(295,600)	(4,075)	(921,614)	(287,577)	(3,964)

Net loss per share attributable to APGL equity stockholders
Basic and diluted	(42)	(11)	(0.16)	(36)	(11)	(0.15)
Shares used in computing basic and diluted per share amounts
Equity shares	25,983,264	26,022,102		25,959,786	26,009,517

AZURE POWER GLOBAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,			Six months ended September 30,
	2017	2018	2018	2017	2018	2018
	INR	INR	US$	INR	INR	US$
	(in thousands)
Net cash provided by/(used in) operating activities	(193,533)	1,764,039	24,318	227,822	1,014,392	13,984
Net cash used in investing activities	(3,259,533)	(3,353,268)	(46,226)	(7,292,929)	(7,549,222)	(104,070)
Net cash provided by financing activities	12,890,666	4,205,523	57,975	15,350,955	8,457,261	116,588

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP

MEASURES

The table below sets forth a reconciliation of our income from operations to Adjusted EBITDA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2017	2018	2018	2017	2018	2018
	INR	INR	US$	INR	INR	US$
	(in thousands)
Net Loss	(1,240,529)	(297,605)	(4,103)	(1,033,672)	(267,802)	(3,691)
Income tax expense/(benefit)	(130,934)	13,930	192	(123,075)	108,511	1,496
Interest expense, net	2,364,946	1,257,058	17,329	3,204,585	2,330,498	32,127
Depreciation and amortization	462,999	597,526	8,237	882,737	1,151,135	15,869
Loss on foreign currency exchange, net	43,017	236,840	3,266	38,259	441,066	6,080

Adjusted EBITDA	1,499,499	1,807,749	24,921	2,968,834	3,763,408	51,881